REPORT UNDER PART 4 FILED PURSUANT TO

NATIONAL INSTRUMENT 62-103

1.

Name and address of eligible institutional investor:

Soros Fund Management LLC (“Soros”)

888 Seventh Avenue

New York, NY

10106

Quantum Partners LP (“Quantum”)

c/o Soros Fund Management LLC

888 Seventh Avenue

New York, New York

10106

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is the initial report filed by the eligible institutional investor under Part 4 of the early warning requirements.

3.

The designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

Soros reports that Quantum, an investment fund that Soros manages, acquired 23,535,700 common  shares  (“Shares”)  of  Zodiac  Exploration  Inc.  (the  “Company”)  during  May

2011.  As  a  result  of  the  acquisition  of  the  Shares  and  together  with  Shares  previously held, Quantum held in aggregate 40,270,300 Shares, as of May 31, 2011. The Shares held by Quantum represent approximately 12.34% of all outstanding Shares of the Company.

As  of  the  end  of  May  2011,  neither Soros nor  Quantum owned,  directly or indirectly, nor exercised  control  or  direction  over,  any  Shares  of  the  Company  other  than  as  disclosed above.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)   The eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Soros   specifically   disclaims   any   beneficial   ownership   of   the   securities   of   the Company  reported  above,  but  as  investment  manager  it  maintains  power  to  exercise

investment   control   or   direction   over   such   securities,   and   has   the   power   and responsibility to vote such securities, for Quantum as the beneficial owner.

(b)  the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)   the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

As investment manager Soros maintains power to exercise investment control or direction over the securities of the Company reported above, and has the power to vote such securities, for Quantum as the beneficial owner.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities were acquired by Quantum for investment purposes.  Quantum may from time to time, depending on market and other conditions, increase or decrease its holdings of securities of the Company.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Neither Soros nor Quantum has entered into any agreements with the Company, or any other entity in respect of securities of the Company.

7.

The names of any joint actors in connection with the disclosure required by this report:

Except in respect of its investment management relationship with Quantum, Soros is not a joint actor with anyone else in connection with this report.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or

Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.

Reliance on Exemption

As an “investment manager” (as defined in National Instrument 62-103) exercising discretionary authority to vote (as applicable), acquire or dispose of securities purchased on behalf of its clients, Soros is eligible to file this report pursuant to Part 4 of National Instrument 62-103.  Soros does not presently intend to:

(a)

make a formal bid for any securities of the Company; or

(b)

propose  a  reorganization,  amalgamation,  merger,  arrangement  or  similar  business combination  with  the  Company  that  if  completed  would  reasonably  be  expected to  result  in  Soros,  either  alone  or  together  with  any  joint  actors,  possessing effective  control  over  the  Company  or  a  successor  to  all  or  a  part  of  the  business of the Company.

*    *    *    *    *

DATED at New York, New York, as of the 9th day of June, 2011.

SOROS FUND MANAGEMENT LLC

(signed) “David Taylor”

Name: David Taylor

Title:   Assistant General Counsel

QUANTUM  PARTNERS  LP  by  QP  GP  LLC,  in

its  capacity  as  general  partner  of  QUANTUM

PARTNERS LP

(signed) “David Taylor”

Name: David Taylor

Title:   Attorney-in-Fact